John Bean Technologies Corporation 70 W Madison Street Suite 4400 Chicago IL 60602 Phone (312) 861-5900

By Electronic Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Brian Cascio

Re:         John Bean Technologies Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed March 8, 2012
Form 10-Q for the fiscal quarter ended June 30, 2012
Filed August 8, 2012
File No. 001-34036

Ladies and Gentlemen:

We are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 11, 2012, with respect to the Form 10-K, filed March 8, 2012 (the “Form 10-K”), and the Form 10-Q, filed August 8, 2012 (the “Form 10-Q”), of John Bean Technologies Corporation (“JBT”).

The text of the Staff’s comments has been included in this letter in italics for ease of reference, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.

Comment #1:

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 40

We reference the $11.6 million restructuring expense recognized during the year ended December 31, 2011 and the disclosure on page 25 about the cost reduction plan announced in January 2012 that consisted primarily of a work force reduction of 115 positions.  Please tell us the nature of the restructuring charges recognized during fiscal year 2011.  In addition, please tell us how you met the recognition criteria of FASB ASC 420-10-25 since the cost reduction plan was not announced until 2012.  As a related matter, please tell us why you did not include the relevant footnote disclosures required by FASB ASC 420-10-50.

Response #1:

The following table shows the nature of the restructuring charges recognized during the fiscal year 2011.

Nature of Restructuring Charge	Amount	Applicable Accounting Guidance
Severance Costs recognized under:	In Millions
U.S. severance plan	$1.2	ASC 712
Contractual termination indemnity – Non-U.S.	6.6	ASC 712
Contractual termination indemnity – Non-U.S.	0.9	ASC 712
Statutory termination indemnity – Non-U.S.	0.6	ASC 712
Statutory termination indemnity – Non-U.S.	0.6	ASC 712
Statutory termination indemnity – Non-U.S.	0.6	ASC 712
Statutory termination indemnity – Non-U.S.	0.2	ASC 712
Severance Costs Total	10.7
Contract termination costs	0.6	ASC 420
Relocation of production facility	0.2	ASC 420
Other	0.1	ASC 420
	$11.6

As indicated in the table above, $10.7 million of the restructuring expense recognized in 2011 ($10.3 million of which was recognized in the fourth quarter of 2011) consisted of termination benefits provided either by contract or statute. FASB ASC 712-25-2 indicates that an employer that provides contractual termination benefits shall recognize a liability and a loss when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. For our U.S. employees, we have a published severance plan that describes the formula for determining benefits that are payable on termination. In our foreign locations, our employees are entitled to certain defined termination benefits either by law or through collective bargaining agreements. In December 2011, our management approved the implementation of a restructuring plan that had been under consideration during the latter half of the fourth quarter of 2011. That plan identified the 115 positions that would be impacted by the restructuring. Most of the affected employees were notified of their termination in December 2011, and the details of the plan were announced to the public on January 9, 2012 (refer to slide 21 in exhibit 99.1 to Form 8-K filed on January 10, 2012). Accordingly, as these costs were both probable and estimable at December 31, 2011, they were recorded in 2011 in accordance with ASC 712. As these costs were accounted for under FASB ASC 712, we did not consider the guidance in FASB ASC 420-10-25 in accounting for this component of the cost reduction plan.

The contract termination costs included in the restructuring expense recognized in 2011 relate to the termination of a lease of office space, as well as a termination of a service contract. In accordance with the lease and contract terms, during 2011, we notified the relevant counterparties of our intent to terminate the agreements, vacated the leased office space, and recorded the termination charges in accordance with ASC 420-25-12.

During 2011, we relocated the production of one of our product lines from Florida to California, and, as such, recorded the related costs as incurred in 2011, and included these expenses as a component of the restructuring charge in accordance with ASC 420.

We also incurred other miscellaneous costs that we deemed to be too immaterial to disclose.

As the portion of our 2011 restructuring expense accounted for under FASB ASC 420 totaled only $0.9 million, we concluded that the disclosures required by FASB ASC 420-10-50 were not necessary due to the immateriality of the amount.

In order to provide more transparency regarding the status of the cost reduction plan, we plan to include the following disclosure both in our Business Segment Information footnote as well as the MD&A in our third quarter 2012 Form 10-Q (subject to the facts as of the filing date continuing to be as currently anticipated):

“In 2011, the Company implemented a cost reduction plan designed to grow margins by lowering costs in JBT FoodTech across the developed world. The cost reduction plan consisted primarily of a workforce reduction of approximately 115 positions and is expected to be completed by the end of 2012. We recognized a pre-tax charge of $10.3 million in connection with the plan in the fourth quarter of 2011.”

Comment #2:

Form 10-Q for the quarterly period ended June 30, 2012

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Operating Results of Business Segments, JBT AeroTech, page 12

We see that the “anticipated production gap in Jetway® passenger boarding bridges” resulted in decreased revenue of $16.9 and $31.9 million for the three and six months ended June 30, 2012, respectively. In future filings please provide enhanced disclosure about the nature of the production gap and why it negatively impacted revenue. Your discussion should provide investors with sufficient insight into the reasons for changes in your results, as discussed in section III.B.4 of SEC Interpretive Release No. 33-8350. Please provide a copy of your proposed revised disclosure.

Response #2:

In our Form 10-Q for our first fiscal quarter ended March 31, 2012, we provided a more detailed explanation of what caused the production gap in our passenger boarding bridges, noting that several projects were completed earlier than originally scheduled and others were delayed to the second half of 2012 and to 2013. In future filings we will provide more detailed disclosure about the nature of the production gap and why it negatively impacted revenue similar to that included in the first quarter Form 10-Q.  Since we have not closed the books on the third quarter and this disclosure is tied to our specific financial results, we are not presently able to provide our proposed revised disclosure.

Comment #3:

Liquidity and Capital Resources, page 15

We see that $72.9 million of your $74.6 million in cash on hand at June 30, 2012 is held by your foreign subsidiaries.  Please reconcile the statement that you do not intend to repatriate these funds with the subsequent statement that the funds are available for general company use during the remainder of 2012.  Please clarify in your response how you intend to finance your operations without access to the funds held by foreign subsidiaries.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response #3:

As disclosed in our Form 10-Q for the quarter ended June 30, 2012, we have no immediate need to repatriate funds held outside of the U.S. as cash from operations and availability under our committed credit facility are anticipated to be sufficient to fund working capital needs as well as our other investing and financing initiatives. Further, with our substantial operations outside of the U.S., many of our uses of cash for working capital, capital expenditures and business acquisitions actually arise outside of the U.S., where our cash balances are held. Accordingly, these funds are readily available for use in satisfying such needs currently and throughout the remainder of 2012.

To the extent that our plans with respect to funds held outside of the U.S. change, we will provide appropriate disclosure in our future filings.

* * * * * * * *

JBT acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Form 10-Q.  JBT further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact me by phone at (312) 861-6031 or by email at ronald.mambu@jbtc.com.

Sincerely,

/s/  Ronald D. Mambu

Ronald D. Mambu
Vice President and Chief Financial Officer